Franklin Wireless Corp.
5440 Morehouse Drive, Suite 1000
San Diego, CA 92121

April 7, 2011

Securities and Exchange Commission
Washington, D.C. 20549

Attn: Jonathan Groff

Re: Franklin Wireless Corp.
       Form 10-K for the Year Ended June 30, 2010
       File 1-14891

Dear Sirs:

This is to confirm a telephone conversation between Rick Walker, Vice President, Finance for Franklin Wireless Corp., and Jonathon Groff, Staff Attorney for the SEC, in which it was agreed that Franklin Wireless will have until April 20, 2011 to file a response to the SEC’s letter dated March 29, 2011.

Very truly yours,

By:	/s/ Rick Walker
Rick Walker